Exhibit 99.3

                                                     GRISTEDE'S FOODS, INC.

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Executive Offices                                       823 Eleventh Avenue
                                                         New York, NY 10019-3545
                                                          (Phone) 212-956-5803
                                                           (Fax) 212-247-4509

FOR IMMEDIATE RELEASE

GRISTEDE'S FOODS, INC.
     ("GRI" - AMERICAN STOCK EXCHANGE)

               GRISTEDE'S EBITDA INCREASES 6.4% TO $4,921,934 FROM
                    $4,625,272 FOR SIX MONTHS ENDING 5/30/04

New York, NY., August 27, 2004: Gristede's Foods Inc. announced today that its EBITDA for the first six months (26 weeks) ending 5/30/04 increased by 6.4% to $4,921,934 from $4,625,272 for the comparable period last year.

Sales for the 2004 first six months decreased to $134,995,099 from $145,586,712 for the comparable period last year due to the closing of two stores as well as the reduction of promotional pricing implemented for seven new stores recently opened by Gristede's. In addition, Gristede's has lost sales due to a new entrant into the New York e-commerce grocery market.

                                        6 months                6 months
                                        (26 weeks) ended        (26 weeks) ended
                                        May 30, 2004            June 1, 2003
                                        ------------            ------------

Sales                                   $ 134,995,099           $ 145,586,712
EBITDA*                                     4,921,934               4,625,272
Net loss                                   (1,591,866)             (2,297,245)
Earnings (loss) per share               $       (0.08)          $       (0.12)
Weighted average number
  of shares                                19,636,574              19,636,574


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                                          3 months              3 months
                                          (13 weeks) ended      (13 weeks) ended
                                          May 30, 2004          June 1, 2003
                                          ------------          ------------

Sales                                     $ 65,156,917          $ 70,991,953
EBITDA*                                      1,736,779             2,510,629
Net loss                                    (1,340,294)             (912,756)
Earnings (loss) per share                 $      (0.07)         $      (0.05)
Weighted average number
  of shares                                 19,636,574            19,636,574

      o EBITDA is net income before interest expense, income taxes, depreciation amortization and changes in deferred rent.

The negative EBIDTA reported during fiscal 2003 from the seven new stores during the first year of operation (and 2 closed stores), was approximately $3,700,000. The negative EBITDA for these stores for the six months ending 5/30/04 has been reduced to approximately $700,000.

The Company uses the term "EBITDA" to mean net income before income taxes, interest expense, depreciation, amortization, and changes in deferred rent and other non-cash charges. EBITDA is a term not defined under United States generally accepted accounting principles. The Company's management considers EBITDA to be an important measure in evaluating the Company's financial performance and uses this measure in managing its ongoing operations. The Company's method of computation of EBITDA may or may not be comparable to other similarly titled measures used by other companies. (See reconciliation of EBITDA to net loss in the table set forth below).

Reconciliation of EBITDA to Net Loss:

                                     6 months (26 weeks)     6 months (26 weeks)
                                     ended                   ended
                                     May 30, 2004            June 1, 2003
                                     ------------            ------------

Net (loss)                           $(1,591,866)            $(2,297,245)
Interest expense                       1,424,919               1,610,435
Income tax expense                             0                       0
Depreciation, amortization &
  changes in deferred rent             5,088,881               5,312,082
                                     -----------             -----------

EBITDA                                 4,921,934               4,625,272
                                     -----------             -----------


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                                    3 months (13 weeks)      3 months (13 weeks)
                                    ended                    ended
                                    May 30, 2004             June 1, 2003
                                    ------------             ------------

Net (loss)                          $ (1,340,294)            $   (912,756)
Interest expense                         647,990                  767,786
Income tax expense                             0                        0
Depreciation, amortization &
  changes in deferred rent             2,429,083                2,655,599
                                    ------------             ------------

EBITDA                                 1,736,779                2,510,629
                                    ------------             ------------

Supplemental Data

** Loan by UAC to Gristede's        $ 26,177,666             $ 19,948,931

** UAC is United Acquisition Corp., a company indirectly 100% owned by Mr. Catsimatidis, the majority shareholder, which has advanced monies to Gristede's. Of the amount advanced at 5/30/04, $23.5 million is subordinated to the Company's banks.

UAC Line of Credit

Pending final settlement of the Company's August 14, 2003 "Northeast Blackout" insurance claim, United Acquisition Corp. (UAC), agreed to provide the Company with a $5 million liquidity credit facility available during fiscal 2004. As of May 30, 2004, UAC advanced approximately $3,250,000 of the $5 million.

Bank Line of Credit

On May 25, 2004, the Company's revolving line of credit was increased from $17 million to $19.5 million, and the revolver maturity was extended by 2 years to March 31, 2007.

Going Private

On April 13, 2004, the Company announced that it had received a letter from John Catsimatidis, the holder with certain of his affiliates of in excess of 90% of the outstanding shares of common stock of the Company, stating his intention of cashing out the public stockholders of the Company at $0.87 per share. On April 14, 2004, the Company's Board of Directors (John Catsimatidis abstaining) appointed a special committee of independent directors to evaluate the offer. The special committee has engaged a financial advisor to evaluate the fairness, from a financial point of view to the public shareholders, and to deliver such an opinion to the special committee. The


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financial advisor has completed its review and is in the process of finalizing its evaluation and opinion.

August 14, 2003 "Northeast Blackout" Insurance Proceeds

The Company's insurer is in the process of completing its review. The Company is owed a remaining balance of approximately $3 million in insurance proceeds from the Blackout. The Company is hopeful that it will receive it later during fiscal 2004. The Company has already received $3 million as an advance against this claim.

XpressGrocer.COM

The Company started XpressGrocer.com on October 14, 2003. XpressGrocer.com had a start-up negative EBITDA amounting to approximately $400,000 for the first six months ended 5/30/04.

Gristede's has signed a contract with a national internet retailer to sell and fulfill grocery orders through their web venue. This venture is slated to launch September 2004. The Company has not yet determined the extent of sales or profitability this venture will generate.

The statements contained herein that are not purely historical are forward looking statements within the meaning of the Securities Exchange Act of 1934. All forward-looking statements contained herein are based upon information available to the Company as of that date hereof, and the Company assumes no obligation to update any such forward-looking statements. Actual results could differ materially from the Company's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, the factors and risks discussed in the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2003, and the other reports filed from time to time by the Company with the Securities and Exchange Commission.

For further information, please contact Mr. Catsimatidis, Chairman & Chief Executive Officer, Gristede's Foods, Inc., at (212) 956-5803.


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